manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

April 12, 2023	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	CaliberCos Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed March 23, 2023 File No. 333-267657

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby file the Company’s Amendment No. 8 to Registration Statement on Form S-1 (“Amendment No. 8”). Amendment No. 8 is filed to provide our response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated April 5, 2023 (the “Staff’s Letter”) relating to the Company’s Amendment No. 7 to Registration Statement on Form S-1 as filed with the Commission on March 23, 2023. The Comment is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 8.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary

New Developments, page 8

1.	We note your disclosure that you intend to engage in equity investments in healthcare related assets, and that you have entered into a limited liability company agreement with Encore Caliber Holdings, LLC. Please advise whether this agreement is a material contract, and if so, please file it as an exhibit to the registration statement.

RESPONSE: Pursuant to the Staff’s comment, the limited liability company agreement with Encore Caliber Holdings, LLC, which the Company considers to be a material agreement, has been added as an exhibit to the registration statement.

manatt

manatt | phelps | phillips

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

April 12, 2023

2.	We note your disclosure that Skyway Capital Markets provides managing broker-dealer services to your primary investment products and that it will also assist you in raising capital. Please clarify whether Skyway is acting as your broker-dealer in connection with this offering, and, if so, please revise the cover page in accordance with Item 501(b)(8) of Regulation S-K and revise your disclosure in the section "Underwriting." Additionally, please file the agreement with Skyway in accordance with Item 601 of Regulation S-K.

RESPONSE: Pursuant to the Staff’s request, the Company’s agreement with Skyway Capital Markets has been added as an exhibit to the registration statement. Please note that Skyway was retained to act as a broker-dealer in connection with the sale of securities of funds under the Company’s management as opposed to the sale of Company securities. Skyway will not act as a broker-dealer in connection with this offering. Furthermore, pursuant to the Staff’s comment, in the Company’s Form 424(b), the Company will revise the first paragraph of the Sections entitled “Summary – New Developments” located on page 8 of the registration statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – New Developments” located on page 71 of the registration statement with the restated language below.

In February 2023, our funds entered into an agreement with Skyway Capital Markets to serve as a managing broker-dealer. The agreement designates Skyway to assist us in our efforts to hire, train and manage a new fully dedicated national wholesaling team that will lead distribution for the primary investment products of our funds under management. Skyway will assist our new team with introductions to third party broker-dealers and registered investment advisors, many of which have an existing business relationship with Skyway. Our current managing broker-dealer for our funds’ securities will remain engaged with us to supervise and manage our existing private client group for our funds’ securities and become a selling group member. Skyway has not been retained to sell any securities on behalf of the Company and is not acting as a broker-dealer for, or otherwise participating in, this offering

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung